EXHIBIT 12

Apogent Technologies

Computation of Ratio of Earnings to Fixed Charges

	Pro Forma (a)	Years Ended September 30, (in thousands)
	2003	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense	$20,875	$46,227	$40,737	$48,820	$49,584	$41,228
Deferred financing	5,846	4,046	3,461	472	521	224
1/3 Rental expense	5,203	5,203	4,374	3,424	2,905	2,235

	$31,924	$55,476	$48,572	$52,716	$53,010	$43,687

Earnings:
Pre tax income from continuing operations	$145,709	$122,157	$205,311	$163,411	$134,759	$145,750
Add: Fixed Charges	31,924	55,476	48,572	52,716	53,010	43,687
Earnings	177,633	177,633	253,883	216,127	187,769	189,437

Ratio of Earnings to Fixed Charges	5.6	3.2	5.2	4.1	3.5	4.3

Rental Expense	$15,608	$15,608	$13,123	$10,272	$8,716	$6,704

(a)	The ratio of earnings to fixed charges, after giving pro forma effect to the private placement of CODES and the application of the proceeds therefrom, for the year ended September 30, 2003, assuming the sale of the CODES was completed on October 1, 2002. The pro forma information is based upon the assumption that the proceeds of the CODES were applied to repurchase the Company’s 8% senior notes on October 1, 2002.